Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

JOHN JANNARONE - Editor, IPO Edge:

Good afternoon, thank you for joining today’s special events, I’m excited to see we have over 500 of you signed up to watch and listen today.

Today’s event is Air Mobility three and we have senior management from Joby Aviation who I’ll introduce momentarily.

Before I do let’s just talk a bit about the business for those of you who are not familiar, the company is going public through a merger with a SPAC.

Reinvent Technology Partners that trades on NASDAQ under ticker RTP, this is a very, very exciting business they’ve partnered with Uber and Toyota they just bought Uber Elevate.

Recently brought in the CFO of Ford North America raised over a billion dollars in startup money have backing from.

Founders from places, including LinkedIn, Zynga and Pinterest, including Paul who you’ll meet momentarily before I introduce the group let’s take care of a little bit of housekeeping one of the best.

Aspects of this format is that the audience can ask questions and the easiest way to do that is to punch them right into the zoom portal there.

And we will filter through as many of those as possible during the second half of the event and let these three gentlemen answer them.

You can alternatively send an email to editor@IPO-edge.com calm and, lastly, for those of you can’t make the whole thing or want to watch it again, you can check out the replay which will be up later this afternoon on IPO-edge.com.

Without further ado, let me introduce quickly our three guests and then I’m gonna hand it over to Paul is going to give a quick overview, so of course we have JoeBen Bevirt, the founder and CEO Joby Aviation, we have Paul Sciarra, the Executive Chairman and we have Dan Elwell, who’s an advisor for Joby.

Paul, I’m going to hand it over to you and let you put your screen up, show us a little DEMO and give us an overview of the business, Paul.

PAUL SCIARRA, Executive Chairman, Joby Aviation:

Excellent well, thank you guys obviously for sort of having us here today we’re excited to tell you a little bit about the work that Joby has been doing really for the greater part of a decade.

So a lot of that work has really been focused on the video that you see here, so this is the aircraft that the company has been developing for the greater part of the decade, so this is a flight test actually at our facility here in California.

You’ll see our aircraft, this is a full scale aircraft taking off essentially vertically like a helicopter.

And then beginning to transition into forward flight so you’ll see the propellers tilt from 90 degrees during take off and land down to zero degrees in forward flight, and that transition is really critical in terms of delivering greater range and faster speed than would be possible, with just a scaled up drone design or conventional helicopter design on the other side.

So it’s really about architecture that allows us to deliver a set of performance metrics that we think are really best in class for this brand new category of vehicle so obviously you’ll now see the vehicle.

In its forward flight mode and then at the tail end sort of come in for the detransition and land.

And to put this into perspective almost every component on this aircraft was designed and developed internally.

There wasn’t a supply chain to go to for a lot of the components that are necessary to make this aircraft work.

So Joby had to do the hard work over an extended period to kind of make that happen.

And I’ll say that we’re really pleased now about the performance of the aircraft through most of the modes of flight. It’s hitting all of the specifications that we set out to hit eight plus years ago and it’s now in turn, as we’ll sort of talk about, kind of ready for certification and commercialization.

So before we kind of step back from the vehicle, it’s worth talking a little bit about our approach to go to market, which I think is very different from some of the other companies that are out there today.

From the get-go Joby always believed that the right way to commercialize this brand new mode of transportation was to not only develop the vehicle and certify the vehicle, manufacture the vehicle, but actually operate the aircraft and deliver the service directly, or at the very least indirectly, to consumers on the other side.

So Reid Hoffman our partner, obviously in the transaction has sort of called the business model sort of Tesla meets Uber for the air and that’s a pretty pithy way of sort of kind of describing how we’re going to end up delivering this.

In designing the vehicle, there were really three core goals: first ensuring that it was safe, second ensuring that it was quiet, and third, ensuring that the specs of the vehicle, the range, the speed were all really optimized to deliver an increasingly affordable service and a profitable service to end consumers.

So by the numbers the aircraft that we’re now flying is hitting the following: 150 miles of range on a single charge; a 200 mile per hour nominal cruise speed so significantly faster than helicopters that are out there today; five seats a pilot then four passengers sitting behind; an extremely low noise profile that’s less than 65 decibels at 100 meters during take off and land and then you’re silent at 500 feet to 1000 foot fly over; and finally, an architecture that’s designed for really zero single points of failure, so redundancy in terms of the overall vehicle design and then redundancy in the subsystems.

And our attempt is to bring this kind of level of safety that’s associated with large commercial aircraft brought now to a small vehicle.

And it’s worth highlighting that this noise profile is really important. It’s sat just behind safety in terms of our priority set, because we think that by having a low noise aircraft, that’s going to be the unlock that allows you to fly high frequency high volume operations in and around cities and take advantage of existing helipad infrastructure and provision new infrastructure far more quickly so sometimes folks have thought that all right if the aircraft is electric it’s going to be quiet, but that’s not necessarily the case. You have to be really thoughtful about the design of the propellers, the speed at which you’re spinning them, the geometry of those propellers to really bring down the prop component of noise too.

And that’s some of the careful work that this team has done over a really long period and we’re certainly very pleased with the results that we have.

Moving then from the aircraft to the certification effort--that’s the other sort of principle area that we spent a lot of time over the last stretch.

So we’ve had informal conversations with the FAA for almost four years we’ve been in a formal process with the FAA for two years and we received an important milestone in that effort, just last year with our receipt from the FAA of what’s called a G1 issue paper.

So certification is certainly a complex subject and obviously I think we’re going to be answering some more questions about that down the line, but to give you some context the G1 is kind of roughly an agreement on the set of tests that need to be done at the component level and then at the vehicle level to prove the safety of the aircraft and receive type certification.

So you can think about a sort of the blueprint of what you need to do to certify the aircraft.

And it took obviously two years of really close work with the FAA to kind of get to that point, and now we have a really clear path that we need to follow over the next three years to get that done.

So that’s going to be a hard effort, a really hard program management effort, but it’s a path that’s now really clear.

And that’s actually part of the reason why we kind of now feel far more comfortable beginning to describe the steps that are going to happen over the next three years to get to commercialization.

And those are in short the following: we’re going to be very laser focused on really three areas, first the certification of our aircrafts with the USFA by the end of 2023.

Second, demonstrating the ability to produce these vehicles repeatedly with a target for production certification in early 2023.

And third we’re going to be laying the groundwork for initial commercial launch in 2024 in one to two cities and then also doing some early work with the DoD throughout that 21 to 2023 period.

So each of those efforts I think are things that we are certainly laser focused on and the broader investment community should be focused on going forward.

Moving now to the business.

It’s worth sort of touching on the unit economics, because this has been an area that JB and I have been obsessed about from day one.

And actually all of the specifications of the vehicle, the range of the vehicle, the speed of the vehicle, minimizing the amount of time that it’s charging, have all really been with this sort of unit economic model in mind.

And fundamentally it’s about maximizing the number of passenger seat miles that you can deliver per given unit of time, because that’s what lets you get to an affordable price point from day one, and then drive that price point down over time, while still maintaining profitability.

So on this slide you can see the contribution margin and payback period in 2026 and our instruments and, as you can see, that payback period is roughly a little bit over a year in that period.

And then on the right side, you can see a sensitization of that against different passenger load factors across the service at the top.

And then different fully burdened aircraft costs on the side and, as you can see there’s a there’s a fair bit of flex and a fair bit of margin, ensuring that we can deliver each new aircraft into the [unintelligible] and have a strong payback period over the [unintelligible].

In terms of our overall business plan.

The raise that we announced obviously in conjunction with the folks at RTP provides a little under $2 billion in sort of net capital post transaction.

And that’s going to allow us to do three things: obviously execute on our certification plan, scale up our initial phase one kind of manufacturing and then begin to kind of lay the groundwork for commercial service in 2025. So we feel really good obviously about the capital that we have and the resources that we have to deploy against those three efforts over the next stretch. Towards sort of ending a little bit obviously before we opened up the Q&A in terms of what the overall goal of the company is.

This is not just about building an aircraft, but it’s really about delivering a brand new mode of transportation to folks, one that saves them time, one that gets them to their destination 5 to 10 times faster, does that at similar cost to driving on the ground, and fundamentally does that with zero emissions. So it’s really about providing passenger utility but also doing that in a way that is sustainable, and our goal’s to sort of save a billion people an hour there and we think about an opportunity to do that over kind of the next decade, but in the near term obviously the goals are going to be certify the aircraft, scale up that manufacturing, and make sure that we can really demonstrate strong commercial launch in some of those few markets.

And as reference from the outset we’ve got a number of great partners to do that work. I’m sure we’ll talk about it, but obviously we had a large investment from Toyota last year and, in addition to that investment, they’re also providing engineering resources to help us design and plan for our manufacturing scale.

John had alluded to our work with Uber. We had an opportunity to bring over the Uber Elevate team. This was the group inside of Uber that was working on aerial ride-sharing efforts and really an opportunity for us to accelerate our go–to-market planning and then finally we’ve got a strong partnership with the DoD to provide both near term revenue opportunity and even more importantly, an opportunity to learn early before commercial launch in 2024.

So with that really excited to answer your guys’ questions and excited that Dan and JD are going to be here as well, to provide their insights.

JOHN JANNARONE:

That’s great thanks so much Paul, I can see we’ve got plenty of questions already flying in.

Before we get to those and I promise we’re going to hit as many as possible, there are a few things I’d like to touch on which these gentlemen and I discussed yesterday when we were preparing.

Can we just go back Paul for a minute, maybe JoeBen will chime in here just talk a little bit about the advantages of the design, because there are a lot of these ED tools out there, and yet you’ve been in development for 10 years perfecting the design of the aircraft. Just at a high level, can you talk about what makes it different and what all that all that 10 years has given you guys.

JOEBEN BEVIRT - CEO, Joby Aviation:

Yeah. Thank you so much John, you know as Paul mentioned, we really had three pillars associated with the development of this aircraft, the first, of course, being safety we wanted to build an aircraft which delivered a level of safety, which was substantially superior to ground transportation today.

Second, we wanted an aircraft that was quiet enough to land close to where our customers want to go, and third as Paul mentioned the economics are pivotal to making this a truly ubiquitous new mode of transportation, so we need to be able to deliver, operate economics that are on par with today’s ground transportation solutions and so that was those are the kind of guiding principles that that we laid out a decade ago, and we believe that they were really the right principles and they guided the development of every aspect of this aircraft and as Paul mentioned we’re incredibly pleased with the result.

PAUL SCIARRA:

Yeah and just to put a little bit of a finer point, there were lots of different potential configurations that were considered, kind of worked into simulation and working to subscale models.

And you know things like combination lift and thrust designs that some other companies are sort of taking forward, vector trust designs.

But we really felt that this redundant sort of tilt rotor architecture was the right choice in terms of delivering all the things that JB mentioned, kind of redundancy in terms of safety, a low noise profile and, finally, the right unit economics to deliver an increasingly affordable service to consumers.

JOHN JANNARONE:

Great thanks a lot, Paul. Another question about the business model so this is a new industry, and we look at say traditional airlines and Boeing and Airbus aren’t doing it all. There are manufacturers and there are airlines that are operators.

How is it all going to play out in your world, are you guys going to be more focused? I mean obviously you have these partners have already mentioned Toyota and Uber but can you can you flesh that out a little bit maybe Paul.

PAUL SCIARRA:

Sure, if you actually go back to the sort of very early history of aviation, there was a very tight coupling between the manufacturers on one side and the operators, on the other.

And I think actually Boeing owned United in the early days of aviation and it was only kind of strange antitrust lawsuit back in the 1940s when they were still getting government subsidies from airmail that broke off the manufacturers from one side and the service providers from the other.

So this model actually has some deep roots in the history of aviation and has many ways to sort of back to the future in terms of how air travel kind of was, at least initially, delivered, I also think it’s a question of sort of skating to where the puck is going in terms of on demand transportation go forward.

I suspect the ground transportation will also have a greater coupling between automotive designers and on demand manufacturers in the future, particularly as we think about autonomous vehicles so for us, this approach and being both the manufacturer and the operator is the right path for a few different reasons, one is that lets us bear hug the safety of those early operations, we get to pick the routes, we get to pick the pilots that are flying them, we get to pick the weather they’re flying in, so that’s important, but secondly also think it allows us to build a more valuable business. We’re generating revenue not off the number of vehicles that you’re rolling off the manufacturing line but based on the number of aircraft that you have in your sleep.

And I think we highlighted some of our projections, the sort of recurring revenue nature of the business, and we think that’s what it’s going to be more highly valued certainly better than just a manufacturer.

JOHN JANNARONE:

All right, great. I want to talk more about Uber and Toyota but before we do let’s talk about the pilots.

You know I’ve had some people email us ahead of the event asking are these helicopter pilots or are they airplane pilots, what sort of skills are required to operate these. I’m not sure who’s best on that maybe Dan or JoeBen.

JOEBEN BEVIRT:

So you know, in terms of pilots one of the advantages of the certification path that we’ve taken with part 23 is that we will have access to both the whole pool of fixed wing pilots, in addition to the rotorcraft pilots and that really will help accelerate the adoption of these aircraft in the early, early days.

DAN ELWELL - Advisor, Joby Aviation:

Yeah Jamie’s right, and the only thing I would add is that for the lay audience, pilots get certified either as fixed-wing pilots or rotor pilots, so one or the other, you would get separate certifications if you wanted to go through both training programs, and because this aircraft is being certificated as a fixed wing aircraft, a part 23 aircraft, it allows far more pilots throughout the country to fly this airplane. There’s a magnitude of something on the order of 100 times as many fixed wing as rotor pilots in the country, so it helps for supply and they, once this aircraft is certified, they would be certified to fly this specific aircraft, pilots would be.

JOHN JANNARONE:

Alright perfect, let’s go back to Uber and Toyota so you heard just now, a little bit about how Toyota is an investor but also is helping out with the engineering. Paul or JoeBen, you want to talk a little bit more about that I think JoeBen maybe.

JOEBEN BEVIRT:

Yeah so you know Toyota is one of the most incredible companies in the world when it comes to building very large complex systems at scale with incredible quality and reliability, and as Paul mentioned, there’s over 50 engineers who are working shoulder to shoulder with the Joby team to bring this aircraft to scale production and so we’re incredibly grateful to Toyota – both for their financial support, but even more so for the support in scaling our manufacturing.

JOHN JANNARONE:

Okay, great we can dig more into that later we’ve got 30 questions that have already flown in here. Let’s scoot through the ones that we had in mind in advance, so we can get the audience.

Let’s just talk quickly about ESG – I mean obviously what you’re doing here is positive for the environment, because you’re switching over to electric but can you just talk a little bit about the company’s philosophy towards ESG and what you’re doing for the environment here, JoeBen?

JOEBEN BEVIRT:

Yeah so it’s incredibly important as we look to the global goals by 2030 and 2050 to substantially move to zero emissions vehicles that we embrace that on the aircraft side as well, and with our battery electric aircraft we’re making a very, very, very significant contribution and there’s a great deal of excitement in the community around electric aircraft and electric aircraft propulsion both for across the aircraft side spectrum.

JOHN JANNARONE:

Great, so let’s talk about something which is probably a way out in the future, autonomous flight, so we we’ve heard about autonomous taxis in the ground.

Where in the in the future, might that happen, I mean my instinct is are going to focus for a while and having piloted aircraft, but how does that, how does that look out in the future?

JOEBEN BEVIRT:

Yeah so it was very important to deploy this new technology in a way that was incremental where we could we could bring the transformative effects of these new types of aircraft to the world in the existing framework which is with pilots, but the promise to scale this to you know, thousands and then millions of aircraft really comes to pass when you bring autonomy online, and it also has really profound implications for the reduction in cost that we’re able to deliver to customers, which will drive additional demand, so we see an incredible business directly in front of us with these aircraft as piloted aircraft, but the business scales to be one that is truly world changing as we bring autonomy online in the latter half of the decade.

JOHN JANNARONE:

All right, terrific let’s bring Paul back in. Paul, I want to talk about something. Look, there are a lot of questions coming in from a consumer perspective but bring it back to investors for a second.

Lots of SPAC deals out there to sift through can you talk about the financial projections that you’ve given and what really underpin them, because I think it’s important to let the audience know how much thought went into these one of these numbers that you’re putting out?

PAUL SCIARRA:

Yeah, so we’ve had the ability, obviously, to base a lot of our projections on you know, an aircraft that is flying there.

So it’s not a conceptual design, or certainly no longer. It’s an aircraft that has performance specifications that can in turn sort of inform the models that we’re doing as we think about our projections. But stepping back, it’s also about making sure that we understand kind of where demand is and sort of given markets and Joby as a company has been doing that work for a really long time.

But we had an opportunity to really accelerate that effort by bringing on the Uber Elevate team to the acquisition last year.

So, as I mentioned at the outset, this was a group inside of Uber that was working on some of these same problems.

Where are people where are people traveling into given geographies, what are the right routes.

For an aerial ride-sharing service, what is the right infrastructure to use, whether that’s existing helipads, existing airports or new infrastructure that we might build

And all of the projections are really based on those models and some of the potential launch markets for us.

So it’s about what are the trips that people are taking, what’s the sort of appropriate capture rate across those sort of trips at given price points, all obviously then scaling to the passenger load factors that we showcase in the deck and then obviously the revenue that we’re generating on the other side.

So, where possible, we certainly trying to err on the side of conservatism in terms of some of the cost that may still be a little bit more unknown with the maintenance profile of the aircraft. We actually have relatively expensive pilots, because we think that those are going to it’s going to be important to have experienced pilots, particularly during the early years of launch.

But broadly it’s all sort of built off a lot of careful analysis on some of these potential launch markets in terms of what the overall flow rate would be.

JOHN JANNARONE:

All right, great I want to ask another financial question probably back to Paul so tell us about the use of proceeds, what your cash position is going to look like, I think a couple billion dollars, and how far that gets you I think into well post-commercial launch actually?

PAUL SCIARRA:

Yeah so we wanted to make sure that we had sufficient resources to really execute across three key areas. First the certification effort, which is obviously the big unlock in terms of being able to deliver a real solution to a large number of customers. Second manufacturing, which obviously is capital intensive in terms of the build out and scale of our initial production facility.

And third, and finally, some of the work that needed to be done in terms of laying the groundwork for commercial service, including the route planning, some of the infrastructure build, and obviously kind of building the vehicles to then roll out into service.

So we feel good that the capital that we raised in this transaction will allow us to do each of those three things, giving us an opportunity to really showcase the value of this brand new mode of transportation and the profitability of service in some of the core initial launch markets.

JOHN JANNARONE:

All right great.

We’ve got so many questions here coming in. I’m going to just jump into a couple of them, and I’m going to try to mix them up.

We’ve got a lot of people asking about the flying experience and other people asking technical questions about certification, so let’s start with a flying experience, JoeBen, maybe this is good for you. So someone asked how smooth is it, I mean I’m thinking back to vertical takeoff from a Harrier airplane or something, not so smooth. What does it feel like being in one of these?

JOEBEN BEVIRT:

Yeah it’s a great question, so again, this was one of the really important drivers around the design of the aircraft and one of the reasons that we chose vibrated propellers to really smooth the vibration and also one of the reasons we chose to have tilting propellers is to make that a very – other designs require the aircraft to change attitude significantly during different modes of light and that can be disconcerting for passengers and so with our tilting propellers were able to maintain deck attitude and really make this a very comfortable experience for customers to fly every day.

JOHN JANNARONE:

Great. On a related note, another question just came in, we talked about quiet is outside, how is it inside when the aircraft in flight?

JOEBEN BEVIRT:

Another area, you know, one of the huge advantages of making the aircraft quiet is that it’s quiet for both outside and inside the cabin. In order to as Paul talked about make the turnaround times as fast as possible, we wanted to make it so that was not necessary to wear headsets in the aircraft and so it’s another really incredibly important aspect to the acoustic optimization that we’ve done.

JOHN JANNARONE:

Great, let’s talk a bit about financials yet again. This might be something that’s detailed in the deck but what are the sources of revenue in the early years, so you have military already.

Now, and actually there’s taxi and I’ve also got people asking questions are there other things like tourism or perhaps working with hospitals to move organs around very quickly.

PAUL SCIARRA:

Yeah so, yeah it’s worth highlighting certain of the work that we’re doing with the DoD is actually going to be classified as an offset R&D expense, but there is a significant component in the projections over the next three years of that work that’s happening. To give a little bit more color on it, we had an opportunity to finalize an SBR phase two plus contract with our DoD partners last year that gives us an opportunity to put two vehicles into service with them this year, eight vehicles in 2022 and then as many as 10, sorry 10 to 30, in 2023 under an extension of that contract in SBR phase three.

So some of that revenue is sort of projected here and then obviously the bulk of revenue sort of begins in 2024 after commercial launch.

Certain adjacencies, things like metadata service logistics, none of those are in the projections now, but you should think about them as sort of interesting potential market adjacencies for revenue opportunity down the line.

I can certainly see a scenario where we repurpose certain vehicles during particular hours of the day for some of those operations.

But we didn’t have yet enough clarity in terms of exactly what that was going to look like in order to model that forward, so all of that sort of potential upside to the revenue numbers, etc.

Think you may be on mute, John.

JOHN JANNARONE:

Oh sorry thanks you’ve already named in your presentation a number of cities where you’re going to operate it as the rollout goes on, but this is an interesting question: could there be, you know, uses in other places like say ski resorts or someone asked about the Grand Canyon. Can yougo to these other places, would it makes sense and be feasible or are you going to need to concentrate in cities where you’ve had a very, very steady flow of flight demand.

PAUL SCIARRA:

Well, certainly when we think about optimizing the revenue profitability of the service, it’s really about ensuring that the aircraft is moving people as much as it can, so that will push us I think to routes that have really high demand across most of the day, on a really regular basis, so some of the route maps that you see in the presentation that I think we outlined in the S-4, those aren’t particularly theoretical. Those are ones where we’ve got a high level of confidence that there is that demand and where we can kind of ensure that there’s high utilization of the vehicle across most of the day, so that’s not to say there aren’t really interesting opportunities for tourism or some of these other use cases, but when we think about kind of being more supply limited, that is aircraft limited, versus demand limited, we obviously want to put our aircraft along routes where those going to be the highest demand, because that not only provides greater utility for the maximum number of passengers, but it also for us as a business obviously maximizes our revenue and profitability.

JOHN JANNARONE:

That’s great. A question here about what suitable heliports or I’m not sure what the word is airports might make sense, so JoeBen, it’s not like you need to create an entire new helipad could you could you convert something that exists the top of a building a parking garage. What’s really quite required to suit takeoff and landing?

JOEBEN BEVIRT:

Yeah so there’s three different classes of infrastructure. There’s existing airports, there are existing heliports, and there are skyports that will get developed by partners, so these may be real estate developers or other skyport operators and then finally infrastructure that Joby will go out and develop and so with, as Paul mentioned, the acquisition of the Uber Elevate team, they’ve been doing incredible work on determining the very best locations, tapping in to a very advanced modeling tool set, so we’re then going in and looking at developing those best locations, whether they be the tops of buildings, the tops of parking garages, as you mentioned, into skyports.

JOHN JANNARONE:

Okay, great, another operational question: how about charging? There’s so much EV action going on out there right now, we’ve actually spoken to and hosted a couple of charging companies. How does that look? Are there special chargers that you’re manufacturing yourselves, or will you be able to fit into chargers and other guys are using too?

JOEBEN BEVIRT:

So we’re able to get the really rapid turnaround times that, as Paul mentioned, are transformational for our operating economics using proprietary chargers that we’ve developed that do both the charging and the thermal management of our battery system while we’re charging, and that allows for a very rapid charge rate and a very rapid turnaround time that’s on the order of the time that it takes for us to unload one set of passengers and load the next and so that is really, really valuable for our operating economics, which were then able to pass along to our customers.

JOHN JANNARONE:

All right, great. We’ve had a few questions about the FAA certification, which I think that Paul touched on. Can you just talk a little bit more how that plays out going forward? There are already, as you said, many of these their operational, but how does that timeline look? Can you just flesh out a little bit more?

PAUL SCIARRA:

Sure, um, so, as I mentioned, the sort of receipt of this G1 issue paper was an important milestone, because it lets us know the tests that we need to do at the component level and then at the vehicle level to prove the safety of the aircraft and get type certification, and it is, to at least our knowledge, we’re the only EV company that does receive this sort of G1 yet.

And that gives us the blueprint that we need to sort of use on a go forward basis to get to type certification.

What the next three years of that effort is going to look like is frankly really careful testing, so you should expect them to be doing component level testing for credit at the tail end of this year or early next, internal beginning the FAA flight certification program about a year before the end of type certification, so call that late 2022 early 2023, obviously setting us up for full type certification, at the end of 2023.

So there’s no magic to what that process looks like. It’s just really careful testing, munging the data, getting it back to the FAA for their sort of progressive sign off across the certification basis.

So it’s going to be a hard program management effort, but I think now we know sort of what we need to do, and certainly with the transaction we’ve got an opportunity to basically over resource that effort to ensure as much as we can that we hit the timelines in the outline.

JOHN JANNARONE:

And Dan perhaps you can add a little bit to that if there’s anything else. That was pretty exhaustive, but Dan, of course, was a senior administrator at the FAA, can you tell us a little bit how that how that works, Dan?

DAN ELWELL:

Yeah I mean Paul has it. They’ve been doing this for going on 10 years and JoeBen and Paul have it down very, very well.

I think the single most noteworthy thing that the folks at Joby are doing and have done is to get a Part 23 certification for the aircraft and FAA is working, that they’re about only 15% of the aircraft is different new in new technology and different technology from what a Part 23 aircraft is normally certificated to, so that means 85% of the airplane is an airplane, a fixed wing airplane which makes the certification process a process that the FAA is very, very familiar with, which is why the timeline that Paul just described, I think is very reasonable.

Had it been a clean sheet, what we call a clean sheet new type certification new class new certification basis, that would have been a whole different story, but the fact that this is being certificated under Part 23, which has been recently modernized for modern aircraft makes the certification much more predictable and much more comfortable familiar to the FAA.

JOHN JANNARONE:

That’s great, Dan, maybe we’ll stick with you on this one, of course, you know you were at the FAA but perhaps you kept an eye on what other regulators around the world we’re looking for.

How easy, is it to bring these aircraft overseas to other places? Are the other regulations similar or how does that look?

DAN ELWELL:

So the way it’s always worked with aircraft that become produced internationally or globally, is that other states of design and currently there are only four countries that certify commercial aircraft.

And what happens is if an aircraft is designed and produced and certified in the United States then the other states of design would simply validate the work that that state of design did, and that validation is something that took years and the cooperation for validation of certification took years to work out between the countries but, for instance, once the FAA certifies the aircraft United States, the European Aviation Safety Agency, the FAA’s counterpart in Europe would look at the work FAA has done, and they would validate it and upon validation that aircraft can be used throughout Europe, and the same thing would happen with Asia and South America, is that countries look at the certification, accept it, validate it, and then it can be flown in the countries that validate it.

JOHN JANNARONE:

All right, terrific a question about how you might work with airports. Some of us have probably taken short flights and helicopters to airports like Manhattan to JFK, LaGuardia and so on.

Do you need to work out deals all these airports you might work with and is that something that’s already underway?

PAUL SCIARRA:

So we think that sort of downtowns to airport routes are going to be a sort of important leg of the of the market rollout in sort of any given geography.

And because that’s a route, where you can sort of guarantee a high level of passenger demand across sort of both directions kind of through most of the day. So you should think about those sorts of routes as kind of one of the linchpins I think of any kind of initial market roll out in a given city and actually the airport side of that is the most straightforward. Obviously that’s a location that’s used to having your current aircraft come in and out, so I think that that should be a relatively straightforward process I think what may be more interesting is that there may be ways to kind of work with airlines themselves to sort of bundle service to and from airport locations, kind of with the commercial service that airline itself is already delivering, so I think there are going to be really interesting opportunities to create a really seamless customer experience and in the sort of to and from airport route in conjunction with some partners over time.

JOHN JANNARONE:

Right, how about whether, if it’s really windy or if it’s snowing or raining, are the restrictions similar to what they might be for other existing aircraft like helicopters and planes? How does that look? These look like pretty lightweight aircraft, so I’m just wondering how they handle tough weather.

PAUL SCIARRA:

You want to take that JB?

JOEBEN BEVIRT:

Sure, so the aircraft is similar in weight to other aircraft of this of this size and it handles-- We designed it to handle this the same weather conditions and Joe, it is quite robust to wind and weather.

We you know this, this needs to be a mode of transportation that that customers can rely on day in and day out.

JOHN JANNARONE:

Gotcha, let’s go back to talk about pilots again once more, I think I think you address is pretty well but there are plenty of airplane pilots out there, how quickly and easily can you get folks certified to operate these? And I think you’re already working on it now, is there any risk of a shortage, are you trying to get ahead of that?

PAUL SCIARRA:

Yeah, so I think as Dan already alluded to, you know the pool of pilots, that we can draw from as importantly, related to the way in which you certify the actual aircraft itself.

So the fact that we’re certifying as a Part 23, a fixed wing aircraft, that opens us up to this larger pool of fixed wing pilots, as opposed to just helicopter pilots or frankly an even smaller number of like the V22 power lift pilots. So this work on certification, I think, is an important component of our opportunity to recruit the staff we’re going to need to operate these aircraft over the long [unintelligible].

You know our expectations are going to be that the work on pilot training needs to start certainly well ahead of commercial certification and we actually had an opportunity to bring on an executive Bonnie Simi very recently that actually ran some of the pilot recruitment and training programs for JetBlue in her prior career, so I think you’ll see some announcements from us over the next at least sort of two years around pilot training and recruitment.

Obviously, to make sure that we have an opportunity to really scale that service [unintelligible].

JOHN JANNARONE:

Gotcha.

DAN ELWELL:

And John I think it’s also important to note, and that these folks that will be flying the Joby aircraft will be commercially certified pilots and they’ll need 500 hours of experience, just like they do today, to fly Part 135 operations in Part 23 aircraft, so the training will be robust and the experience for this operation will be there.

JOHN JANNARONE:

Great, we’ve got a question about the energy use versus say traditional ground transportation, and this makes me think of something I think was in the presentation out in LA with the traffic is notoriously bad, of course, it will be nice to jump up in the air and get away from that, but are you also going to be energy efficient relative to all these cars and other vehicles on the highway? JoeBen, you look like you got a thought on that.

JOEBEN BEVIRT:

Yeah so our aircraft is comparable to best in class EVs in terms of energy consumption, and that is while flying at multiple times the speed so you know aircraft are very energy efficient vehicles and we’ve been especially thoughtful coupled with the electric propulsion which substantially increases energy efficiency, so if you look at a Watt hours per pasture mile is the metric that we use, we’re very focused on delivering an incredibly energy efficient trip to customers.

JOHN JANNARONE:

Terrific, Paul and it’s someone back to you here, someone’s asking you about capex, another investor question.

How much of this is most efficient to be done in house or can you outsource some? You’re partnering with Toyota right? So how do you look at that because it might be expensive to do absolutely everything on your own right?

PAUL SCIARRA:

Yeah so, this is worth touching on and obviously a little bit of a different perspective, maybe than some other folks that had sort of brought our aviation industry has had over time.

As I mentioned at the outset, almost all the components on the aircraft were sort of designed manufactured in house, and that was really by necessity, because there wasn’t a supply chain to go to for lots of the components that are going to be necessary to build this aircraft.

I think, also through at least the early stage of the manufacturing that will be a fair bit of vertical integration, and that will be more expensive, that will take longer, that will acquire more people, but we think that it actually delivers over the long arc real competitive differentiation versus those folks that may be trying to outsource everything. When we think about our manufacturing effort it actually, you know, we require the volumes of automotive, but the performance in aerospace, so that means the processes and the way that we build have to be really different than either of those two, so by having an opportunity to forward invest in manufacturing doing work like on AFP, for example, sort of high volume high performance carbon fiber world, we think that’s a real differentiator for us over the longer arc we if we make that capital investment correctly.

So I think our approach is probably to lean a little bit more into that vertical integration than other folks, but we’re doing that because we think it actually provides real competitive differentiation over the back end and ensuring that we can scale manufacturing will be one of the most important things to kind of get to the big large commercial opportunity that we care about. We certainly don’t want to sort of be fully reliant upon suppliers to make that happen.

JOHN JANNARONE:

That’s perfect. You know we’ve got a good mix here consumer versus technical versus best your questions. Let’s go back to a consumer facing question.

You’re talking about commercial availability in 2024 now, how would that relate to the Uber app? Does that mean that soon, I might be able to go on to the Uber app and hail one of these or how soon is that in the works?

PAUL SCIARRA:

Yeah so type certification of the aircraft is what’s going to allow us to begin to start that commercial service, so 2024 is our goal.

In terms of the partnership with Uber, we have an opportunity to obviously build our own application kind of having that in the front-end of the user experience funnel but also provide our rides within the Uber application as well.

So we think those two different opportunities for demand gen are going to be the right way to sort of deliver the highest value proposition consumers and also the highest process of business.

And you can think about that experience as a sort of one click book that ties together a bunch of multi modal trips, so the first and last mile maybe an Uber vehicle or fly the long distance high value portion of the trip in our aircraft and then you’re either walking to your final destination, taking a scooter, or taking an Uber at the end.

But kind of making sure that that’s a one click very seamless experience is what we want to ensure that we deliver to customers and Uber is obviously an important component in making that happen.

JOHN JANNARONE:

All right, great let’s talk technicals again here, and maybe you guys can actually explain a little bit about this. We’ve had several questions about VFR versus IFR.

And also I’m not sure if you can touch on this one up perhaps, Dan, Part 135, Part 121 – can you talk about what that means, maybe steer us in the right direction, as far as how we should look at these various certifications?

DAN ELWELL:

So VFR versus IFR.

Visual flight rules versus instrument flight rules. Aircraft get certificated for either just VFR or both. If you’re IFR certified you’re VFR certified and in the plan is for this vehicle this Joby aircraft to be fully IFR certified, eventually, that is, it is the plan.

PAUL SCIARRA:

Yeah so I’ll provide a little bit more color. You know our initial type certification will be VFR rules, but then we’re going to catch IFR in a supplemental certification just a little bit after additional type certification so that it should, or at least our expectation is that there’s going to be no changes to the components of that aircraft to make that happen. It’s just doing a little bit more testing in order to get to [unintelligible].

JOEBEN BEVIRT:

And your other question about part 135, our part 135 operation is in work and something that we’re actively working on, as Paul mentioned, Bonnie Simi has joined the team and is leading the charge on that effort.

JOHN JANNARONE:

All right, great you know I’ve got a question coming in here we’ve actually put this to electric vehicle companies too. There’s been talked about so much demand for batteries or might not be enough, can you talk about how you guys look at that and are you into shape and also are the batteries that you have now advanced enough to deliver the sort—remember that grid that you showed everyone, is the existing battery able to provide those kinds of performance metrics?

PAUL SCIARRA:

Yeah so our requirement internally was to make sure that we could deliver the right commercially operating features, range, speed with batteries that exists today. We didn’t want to be relying upon some sort of step change and improvement on underlying battery technology in order to get to market.

So the numbers that you see are with battery packs made up of cells that exist today. It’s not sort of theoretical sort of based on some sort of progressive improvement in battery energy density over time.

All that said, we certainly have an opportunity to take advantage of the tail winds that are already at work from ground EV in the steady improvement of battery technology over time and they’re actually just like IFR. We had an opportunity to do a supplemental certification traditional type certification to put in new batteries packs made up of different cells kind of over time, obviously either extending the range of the aircraft on one side or increasing the payload, depending on the sort of magnitude of the improvement that we see over the next stretch.

JOHN JANNARONE:

Great another consumer facing question here’s an interesting one. I think many folks have only been in very big airplanes and they’re not used to being in smaller aircraft.

Is that something you expect the general public to warm up to or Dan maybe you’ve got a view on that because you, you know, look at all sides of aircraft, how does that look? Does adoption take a little while when people are not used to only having three other passengers in there with them?

DAN ELWELL:

That’s a great question, and I’ve flown in my career everything from a six-seven seat Lear 35 to a Boeing 767, so it really is up to the individual and the first time in a new aircraft there’s the simulation that takes place. In the Lear you had duck to walk and in some commuter airplanes you still have to duck to get to your seat, so it’s a matter of what you’re comfortable with, but you know I have not flown in the actual aircraft. I’ve just flown the simulator.

But the anticipated feel of this of this aircraft and the room when you sit down it’s not different from rather large private aircraft. When I say large I mean you know corporate jet sort of environments in it, and I think it’s going to be very, very comfortable and easily assimilated.

PAUL SCIARRA:

Yeah. And I’ll touch on that little bit. I mean we tried to be really thoughtful about the sort of passenger experience too.

And we wanted to make it feel like getting into and sitting in a sort of large SUV of actually as opposed to kind of getting into a small aircraft, a small helicopter.

So part of the reason for having the high wing was that you know you don’t have to step over a wing in order to get into the aircraft The doors are some automotive style doors. The seats sort of will feel kind of like sitting in an automobile.

So although we’re delivering a very new mode of transportation, we wanted to sort of have those touchstones that gave passengers comfort that hey, although this is really different , it feels sort of similar.

JOEBEN BEVIRT:

And I would also just point out that it’s a really transformative experience to fly with a large window at relatively low altitudes that you, you get to see the world and our cities and you know everything that’s beautiful from the air, and I think it’s one of the aspects of this new mode of transportation that’s under-appreciated and that as people begin to experience it, it will be the highlight of their day is getting to have that experience in the morning.

JOHN JANNARONE:

You know, JoeBen, I’ve got to agree with that. The first time I was in a helicopter was a short, you know 7 minute ride, but it is, it is quite an experience to be up there. It is a lot noisier than a helicopter.

Someone’s asking about the speed of production, so of course you these early days it’s a little bit slower, but you’re talking about 1000 by 2026, so how quickly can these be put together once you’re up to a full production capacity?

PAUL SCIARRA:

Yeah you can think about our manufacturing effort and sort of roughly three phases. You’ve got NPI new product introduction manufacturing so those are the lines and the facilities that we have right now.

There’s the second stage with the sort of phase one manufacturing roughly 200 to 300 vehicles per year and then there’s phase two that comes after where you’re really thinking about low automotive or thousands of vehicles quantities.

We’re obviously squarely focused over the next stretch on ensuring that we have the right phase one production.

So the manufacturing effort that we’re doing, obviously, in conjunction with the folks at Toyota is really focused on that. And we think that that’s going to be a facility and a demonstration that allows us to sort of do the commercialization that we need for 2024 and 2025.

And then, once we have that down then we’re going to begin to execute on the phase two, so we really are trying to take a very stepwise approach in terms of how we’re going to manufacture these vehicles, given the newness at least some of the processes and the approach that we’re taking relative to at least traditional aerospace.

JOHN JANNARONE:

Great. Paul, let’s ask you a slightly tough one here. You’ve got investors who want to make sure that this is a good investment for them, what would you say is the biggest obstacle to reaching full commercialization? What’s the biggest thing in your mind you’re keeping it keeping you up at night, you know that stands in the way of getting where you want to be?

PAUL SCIARRA:

Yeah and I’ll answer this question a little bit differently now suddenly that I would sort of two years ago.

There may have been big questions, then, about you know whether or not the physics would pan out, whether or not the vehicle will work at full scale sort of throughout the transition envelope.

Likely back then, and sort of two years ago that would have been questions around what does certification look like what sort of tests do you need to do to kind of get that type certification and unlock the opportunity to commercial service.

I think now, obviously with the performance of the vehicle and its flight test program and internal received from the FAA of the F1 issue paper both of those questions are largely answered.

So I think honestly, the thing that I think both Jamie and I are kind of both worried about is ensuring that we do the right kind of careful execution over the next stretch across the things that matter so that’s ensuring that our you know 700 plus person team is all pulling up the sled in the same direction, at the same time, and doing the careful work that we need to do across each of the areas that are going to be important.

So I think my principal concerns kind of making sure that we do the work that we’ve got to do every day kind of putting one foot in front of the other across certification, manufacturing, and commercial rollout.

JOHN JANNARONE:

Great that’s really helpful. We got a question here kind of a fun one I’ve heard before actually.

People like these so much, they wonder if they’re certified could they actually own them privately. Is that is that in the works? It doesn’t sound as part of the immediate plan, but could it be down the road?

PAUL SCIARRA:

So we really think that the right way to have the maximum amount of impact is to deliver this as a service.

Yeah we think kind of bear hunting the safety of those early operations, kind of building out that recurring revenue model, ensuring that there’s high fill in these vehicles is really the right way to get to the largest potential commercial opportunity.

So that’s going to be the place that we’re kind of squarely focused on. There may be opportunities to partner for service in other geographies but I don’t know that there’s going to be a personal ownership model, as we think about the rollout of the business going forward.

JOHN JANNARONE:

Great, you know let’s go back to this question real quick here and, by the way, we’ve got over 60 questions, and I promise I’ll send all these along to all three of these gentlemen, who can hopefully get back to you if we don’t hit them now.

Back to other non-passenger transportation, you know you hear about this with other companies too. I mean could there be a lot of money to be made doing that, and why do you focus on passengers at the outset, when it seems that there could be a lot of demand for these quick routes with things like organs or whatever that needs to be moved very quickly over these relatively short distances.

PAUL SCIARRA:

So, I really think the opportunity to save people time, to deliver our brand new mode of transportation that is.

safer than driving on the ground, to kind of accelerate a sort of shift to more sustainable transportation.

We actually really think that that’s the biggest and sort of most important market opportunity to address, so that’s why we focused on it.

We do think that they’re going to be interesting opportunities and logistics, however, kind of moving high value, high priority goods from say regional distribution centers to downtown distribution centers. Like that could be a really interesting adjacencies we think about the rollout of a service in any given geography.

So we’re squarely focused on trying to provide that great customer experience to passengers, but we do think there are going to be ways to leverage the network to address some of these with logistics opportunities and some of the cities that we launch in.

JOHN JANNARONE:

Great, we got a couple questions coming in here about batteries and power usage, I think you told us that the efficiency looks a lot like electric vehicle, but when these are charging is it taking an immense amount of power that would strain the power grid? And also what is really the biggest cost going back to that grid? Is it the batteries, is it maintenance, I mean the pilots too, sorry I’m throwing a lot out there, maybe JoeBen you look like you got an idea.

JOEBEN BEVIRT:

Yeah so really, really important questions here, all coming back to this point, we talked about, which is the full operating costs, you know, we are not like a traditional aircraft manufacturer, where we sell the aircraft and it’s--

Where the operating cost is a secondary priority because we plan to own and operate these, we want to have the operating--we are successful if we can reduce the operating costs and so it’s important to reduce the amount of energy we use, because that’s the amount of electricity we need to buy.

We also need to make it so the batteries last as long as possible, and this is important for us, not just from an economic standpoint but also from an environmental standpoint.

And so we’ve done a lot of work on the overall aircraft design.

The size of our propellers, which is which drives our disk loading, which drives our hover power requirements, which drives our battery life, and so we’ve been very thoughtful there to develop an aircraft, where we can get more than 10,000 flight cycles out of a battery pack1 and so that is really, really crucial to the battery amortization and makes it so the battery replacement cost is essentially insignificant in our overall operating economics, as is the cost of the electricity we use.

We also plan to, when we take the battery packs off of the aircraft, to put them onto our sky ports to buffer the power demand such that we reduce our demand charges for the electricity, which in turn reduces the electricity costs that we pay, and so we’re really looking at this as a system, a system of systems and how do we make the overall operation as economical as possible.

JOHN JANNARONE:

All right, great Paul or Dan any final thoughts on that, I think that was pretty comprehensive.

PAUL SCIARRA:

Yeah I think JB covered a lot, I mean, to your question around sort of what the principal drivers of cost are, you know it’s really not until you start to dip below $2 per passenger seat mile that the pilot becomes a really big driver of the overall cost.

We think that you’re there in terms of delivering increasingly affordable service before we have to think about you know, things like autonomy or sort of lower pilot requirements.

But that economics is really all driven on ensuring that the aircraft is moving people for most of its life.

So maximizing the fill rate, maximizing the amount of flights that it’s taking and that’s not only just about getting the vehicle right but that’s about the route selection right, infrastructure right, and [unintelligible].

So, in order to make this business work and to deliver this brand new mode of transportation, we have to get each of those pieces correct.

[1]

Joby has run extensive testing on the lifetime of our batteries and has successfully demonstrated more than 10,000 flight cycles with fast charge in the lab environment. The testing replicates our expected operational flight profile.

We feel really good about where we stand on the aircraft that we’ve got opportunities over the next stretch to feel increasingly good about the other piece [unintelligible].

JOHN JANNARONE:

All right, great I was just looking at actually I was wrong and more like 100 questions here, but I promise that I will share all those with these three gentlemen and they will get in front of them, and hopefully we can get back to you, Thank you so much for joining everyone. We’ve run out of time.

We have JoeBen Bevirt, Dan Elwell, and Paul Sciarra. Thank you so much, thank you everyone for listening. There’ll be a replay up shortly in a couple hours. Just go to ipo edge.com. You can check it out thanks everyone for joining.

PAUL SCIARRA:

Thank you John.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed below and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP filed a registration statement on Form S-4 with the SEC on April 2, 2021, which includes a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.